UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of June 2023
Commission File Number: 001-40850

Exscientia plc
(Translation of registrant’s name into English)

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statement Form S-8 (File No. 333-260315) of Exscientia plc (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Departure of Executive Officer
On June 29, 2023, Exscientia plc (the “Company”) announced that Garry Pairaudeau, Ph.D., has stepped down as the Company’s Chief Technology Officer, effective as of June 30, 2023, but will remain available as an advisor to the Company through December 31, 2023.
Appointment of New Members of Management
On June 29, 2023, the Company also announced the promotion of Professor Charlotte Deane, MBE, to Chief AI Officer and the promotion of John P. Overington, Ph.D., to Chief Data Officer. Together with Eileen Jennings-Brown, the Company’s Chief Information Officer, Professor Deane and Dr. Overington were appointed to the Company’s executive committee, reporting directly to founder and Chief Executive Officer Andrew Hopkins, FRS FMedSci. A copy of the Company’s press release with these announcements is furnished as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated June 29, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	June 29, 2023	By:	/s/ Andrew Hopkins
			Name:	Andrew Hopkins
			Title:	Chief Executive Officer